________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and Vadim Software Sign Five- Year Agreement For Application Development Aand Integration Technology

Vadim To Supply Solutions To Local Governments, Municipalities and Utilities With eDeveloper

Irvine, California (JulyAugust 19 xx, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that is it has signed a five year Premier Partner Aagreement to provide application development and integration technology to independent software vendor, Vadim CorporationSoftware, a leading provider of fully integrated, innovative software designed specifically for municipalities, local governments and utilities.

The Premier Partner pProgram is designed to provide Magic's premier customers with extremely cost-effective and flexible license and pricing programs. Under the terms of the agreement, Vadim has standardized on eDeveloper v9.4, the latest version of Magic Software’s leading application development and deployment technology as its primary development platform. In addition, Magic Software will provide development and deployment licenses, maintenance, support and training to Vadim Software over the next five years.

“Vadim's decision in 1996 to move to an open standards development and integration tool like eDeveloper has proven to be the right one for our customers time and again,” said Ragwha GopalRaghwa Gopal, Senior Vice President and CTO of Vadim. “As emerging technologies like XML parsing, Web Services, .NET and J2EE support have been added to the eDeveloper toolkit, we continue to be able to offer our clients the most sophisticated, standards-based solutions available on the market today.”

“Integration, migration and computing independence have always been the strength of Magic’s technology,” added David BurkeLarry Smith, President and CEOO of Vadim. “With the introduction of iBOLT as a business integration framework, Magic has taken a clearly agnostic approach to development and integration that strengthens their open standards approach.”

eDeveloper v9.4 offers many new features and enhancements that directly translate into tangible business benefits. These include powerful new integration facilities, service oriented architecture for composite application development, new standards-based messaging, advanced XML component functionality, enhanced functionality for the development of Web services and improved support for interfacing with and deployment in J2EE and .NET architectures.

“Integration with new technologies is much easier with eDeveloper than with code-based development tools,” said Oren Inbar, chief executive officerCEO of Magic Software Enterprises North American Subsidiary. “In most cases, companies like Vadim do not need to rewrite existing application logic to take advantage of new technologies and standards.”

“We look forward to continuing to supply leading solution vendors like Vadim with technology that helps them gain competitive advantage with their end users,” continued Inbar. "The Premier Partner Program strengthens the relationship between Magic and Vadim, and helps us to build a more solid business relationship.,”

About Vadim

Vadim, a leading provider of fully integrated, innovative software designed specifically for municipalities, local governments and utilities, was founded in 1975. Vadim designs, develops and markets a comprehensive selection of integrated financial and municipal applications. Vadim is dedicated to providing customer-focused service and support to clients across North America. More information about Vadim can be found at www.vadimsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (NASDAQ: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 19 August 2003